EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2016 First Half Financial Results

XIAMEN, FUJIAN, China—November 21, 2016—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY) today reported financial results for the first half of 2016. The unaudited consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its consolidated financial statements in Renminbi (“RMB”).

First Half 2016 Highlights

•	In reassessing its first half 2015 presentation of the sales of repurchased inventory and the components within this line item, the Company made a determination that the components of the transaction should be revised to reclassify and reallocate this amount between the revenue and cost of sales line items. The components of the sales of repurchased inventory transactions consisted of sales of repurchased inventory of RMB45,849 as an increase in revenue and cost of sales of repurchased inventory of RMB45,849 as an increase in cost of sales.

The Company evaluated the materiality of this revision, quantitatively and qualitatively, and concluded it did not constitute a material change to the Company’s previously issued financial statements first half of 2015. However, the Company elected to revise the first half of 2015 to avoid inconsistencies with its financial statements for the period ended June 30, 2016. Accordingly, the Company revised previously reported results for the first half of 2015.

•	Revenue during the first half of 2016 was RMB15.1 million, as compared to revenue of RMB214.3 million in the first half of 2015.

•	Loss before taxation during the first half of 2016 was RMB129.2 million, as compared to profit before taxation of RMB13.3 million in the first half of 2015.

•	Net loss in the first half of 2016 was RMB129.2 million as compared to net profit of RMB9.6 million in the first half of 2015.

•	Loss per ADS was $1.37 in the first half of 2016 as compared to earnings per ADS of $0.11 in the first half of 2015.

First Half 2016 Results

Revenue for the first half of 2016 was RMB15.1 million, a decrease from RMB214.3 million during the first half of 2015. The decrease in revenue was primarily attributed to the inventory buyback in the first half of 2016. During the first half of 2016, the Company repurchased inventory of RMB294.2 million from distributors, of which RMB124.5 million was a reduction in revenue and RMB169.7 million was a reduction in provision for liability. The decrease was also attributed to a decrease in revenue of RMB74.7 million.

Excluding the inventory buyback in the first half of 2016, the Company delivered approximately 1,320,000 units to it’s customers during the first half of 2016, compared with 1,806,000 units during the first half of 2015.

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The Company’s network of authorized retailers had a net addition of one retail outlet in the first half of 2016, consisting of 53 new retail outlets opened and 52 retail outlets closed. The total number of authorized retail outlets was 505 as of June 30, 2016. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2015	As of June 30, 2016
Company operates flagship store	1	1
Distributors operate stores	64	56
Distributors operate flagship stores	2	2
Distributor operates retail website	1	1
Authorized retailers operating outlets	435	445
Authorized retailer operating flagship store	1	-
Total	504	505

The cost of sales decreased from RMB162.1 million in the first half of 2015 to RMB100.7 million in the first half of 2016. The decrease in cost of sales was primarily attributed to the inventory buyback in the first half of 2016. During the first half of 2016, the net realizable value of repurchased inventory was RMB84.9 million, of which RMB40.7 million was a reduction in cost of sales and RMB44.2 million was a reduction in provision for liability.

Gross loss was RMB85.6 million in the first half of 2016 as compared to gross profit of RMB52.3 million in the first half of 2015. The gross loss was mainly due to inventory buyback in the first half of 2016.

Interest and other income was RMB2.7 million in the first half of 2016 as compared to RMB10.5 million in the first half of 2015. The decrease was mainly due to lower balances of time deposits in the first half of 2016 as compared to time deposits of RMB370 million placed with banks during the same period last year.

Selling and distribution expenses were RMB36.0 million in the first half of 2016, a decrease from RMB37.0 million during the first half of 2015. The decrease was primarily attributed to the reduction of advertising and shop rack expenses. The decrease was partially offset by the increase in amortization expenses of retail network acquisition costs of RMB4.0 million.

Administrative expenses were RMB10.3 million in the first half of 2016, a decrease from RMB12.4 million during the first half of 2015. The decrease was primarily due to reduction of headcount, office and other miscellaneous expenses during the first half of 2016.

Loss before taxation was RMB129.2 million in the first half of 2016, as compared with profit before taxation of RMB13.3 million during the first half of 2015.

Loss after taxation for the first half of 2016 was RMB129.2 million, as compared with net profit of RMB9.6 million during the first half of 2015. Loss per ADS was $1.37 in the first half of 2016, compared to earnings of $0.11 per ADS in the first half of 2015.

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Financial Position

As of June 30, 2016, the Company had cash and cash equivalents of RMB63.1 million.

As of June 30, 2016, the Company had inventory of RMB106.7 million which mainly resulted from the inventory buyback in the first half of 2016.

Conference Call

Xiniya’s management will host and earnings conference call on Monday, November 21, 2016 at 7 a.m. Eastern Standard Time (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1-800-8713110 or 1-888-7007397

- China: 800 803 6017

- Hong Kong: 800 96 8899

- International access: +886 2 21928018

Participant PIN Code: 913206#

A live webcast of the conference call will be available on: http://www.zucast.com/webcast/TuyVthBE

A telephone replay of the call will be available 2 hours after the end of the conference through December 20, 2016 at 7 a.m. Eastern Standard Time.

The dial-in details for the replay are as follows:

1. Dial the playback number: +886 2 33220777

2. Enter playback reference number: 186625 #

3. Enter participant pin code: 691450 #

Accessible Duration: 30 Days

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.6459 on June 30, 2016 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2016, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distributors and retail network. Its products are sold to consumers at over 300 authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE SIX MONTHS ENDED JUNE 30

(Expressed in thousands, except per share and per ADS amounts)

	2015	2016	2016
	RMB	RMB	USD

Revenue	214,274	15,093	2,271
Cost of sales	(162,019)	(100,725)	(15,156)
Gross profit/(loss)	52,255	(85,632)	(12,885)

Interest and other income	10,493	2,715	409
Selling and distribution expenses	(36,991)	(36,033)	(5,422)
Administrative expenses	(12,420)	(10,279)	(1,547)
Profit/(loss) before taxation	13,337	(129,229)	(19,445)
Income tax expense	(3,773)	—	—
Profit/(loss) for the period	9,564	(129,229)	(19,445)

Other comprehensive income/(loss) for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	14	562	85
Total comprehensive income/(loss) for the period	9,578	(128,667)	(19,360)

Earnings/(loss) per share - basic and diluted (in RMB)	0.04	(0.57)
Earnings/(loss) per ADS – basic and diluted (in USD)	0.11	(1.37)

Weighted average shares outstanding in the period (‘000)	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2015	2016	2016
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	3,843	3,047	458
Intangible assets	17,462	12,345	1,858
Total non-current assets	21,305	15,392	2,316

Current assets
Cash and cash equivalents	203,371	63,133	9,499
Trade receivables	569,522	382,937	57,620
Prepayments to suppliers	46,050	42,720	6,428
Inventories	14,364	106,685	16,053
Other receivables and prepayments	80,127	132,266	19,902
Total current assets	913,434	727,741	109,502

Total assets	934,739	743,133	111,818

Equity and liabilities
Equity
Share capital	77	77	11
Additional paid-in capital	519,077	519,077	78,104
Statutory reserve	122,615	122,615	18,450
Currency translation reserve	(18,475)	(17,913)	(2,695)
Retained earnings	108,465	(20,764)	(3,124)
Total equity	731,759	603,092	90,746

Current liabilities
Trade payables	6,913	12,643	1,902
Deposits received from distributors	58,300	77,590	11,675
Other payables and accruals	51,054	47,395	7,132
Provision for liability	84,300	—	—
Current income tax payable	2,413	2,413	363
Total current liabilities	202,980	140,041	21,072

Total equity and liabilities	934,739	743,133	111,818

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(Expressed in thousands)

	2015	2016	2016
	RMB	RMB	USD
Cash flows from operating activities:
Profit/(loss) before taxation	13,337	(129,229)	(19,445)
Adjustments for:
Depreciation of property, plant and equipment	1,591	796	120
Loss on disposal of property, plant and equipment	387	—	—
Amortization of intangible assets	1,094	2,393	360
Intangible assets written off	—	2,724	410
Interest income	(8,618)	(2,198)	(331)
Foreign exchange losses	11	453	68
Operating profit/(loss) before working capital changes	7,802	(125,061)	(18,818)
Decrease in trade receivables	37,423	186,585	28,075
(Increase)/decrease in prepayments to suppliers	(10,060)	3,330	501
Increase in inventories	(235,530)	(92,321)	(13,891)
Increase in other receivables and prepayments	(46,347)	(66,618)	(10,024)
(Decrease)/increase in trade payables	(7,069)	5,730	862
Increase in deposits received from distributors	6,200	19,290	2,903
Increase/(decrease) in other payables and accruals	5,857	(3,659)	(551)
Decrease in provision for liability	—	(84,300)	(12,684)
Cash used in operating activities	(241,724)	(157,024)	(23,627)
Income tax paid	—	—	—
Net cash used in operating activities	(241,724)	(157,024)	(23,627)
Cash flows from investing activities:
Decrease in time deposits held at banks with maturity over three months	(50,000)	—	—
Acquisition of property, plant and equipment	(3,397)	—	—
Proceeds from the disposal of property, plant and equipment	1,998	—	—
Interest received	7,111	16,677	2,509
Net cash (used in)/generated by investing activities	(44,288)	16,677	2,509

Net decrease in cash and cash equivalents	(286,012)	(140,347)	(21,118)
Cash and cash equivalents at beginning of the period	985,097	203,371	30,601
Exchange (losses)/gains on cash and cash equivalents	(25)	109	16
Cash and cash equivalents at end of the period	699,060	63,133	9,499

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